

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

MEDICURE FILES PATENT INFRINGEMENT ACTION

WINNIPEG, November 16, 2018 - Medicure Inc. ("Medicure") (TSXV:MPH, OTC:MCUJF), a cardiovascular pharmaceutical company, today announces that its subsidiary, Medicure International Inc., has filed a patent infringement action against Gland Pharma Ltd. ("Gland") in the U.S. District Court for the District of New Jersey, alleging infringement of U.S. Patent No. 6,770,660 ("the '660 patent").

The patent infringement action is in response to Gland's filing of an abbreviated new drug application (ANDA) seeking approval from the U.S. Food and Drug Administration ("FDA") to market a generic version of AGGRASTAT® (tirofiban hydrochloride) injection before the expiration of the '660 patent.

The '660 patent is listed in FDA's Orange Book for AGGRASTAT®. Medicure will vigorously defend the '660 patent and will pursue the patent infringement action against Gland and all other legal options available to protect its product.

AGGRASTAT® is a platelet aggregation inhibitor indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS).

About Medicure

Medicure is a pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG™ (pitavastatin magnesium) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma, Inc. For more information on Medicure please visit www.medicure.com.

For more information, please contact:
James Kinley
Chief Financial Officer
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts